UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATURAL HEALTH TRENDS CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

63888P406

(CUSIP Number)

Chris Tahjiun Sharng
c/o Natural Health Trends Corp. Units 1205-07, 12F, Mira Place Tower A 132 Nathan Road Tsimshatsui, Kowloon, Hong Kong
310-541-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63888P406

1	NAME OF REPORTING PERSON. Chris Tahjiun Sharng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,323
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 443,323
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,323
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission by Chris Tahjiun Sharng (the “Reporting Person”) on August 20, 2019 (the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Natural Health Trends Corp., a Delaware corporation (the “Issuer”). The purpose of this Amendment is to reflect the transfer of 443,322 shares of Common Stock from the Reporting Person to his former spouse as described in Item 5(c).

Percentages in this Amendment are based on 11,516,773 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-K, as filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2024, for the fiscal year ended December 31, 2023.

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 2. Identity and Background

Item 2 of the Original Report is hereby supplemented as follows:

The address of the principal office of the Reporting Person is c/o Natural Health Trends Corp., Units 1205-07, 12F, Mira Place Tower A, 132 Nathan Road, Tsimshatsui, Kowloon, Hong Kong.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)	The information set forth on rows 11 and 13 of the cover page of this Schedule 13D is incorporated by reference.

(b)	The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference.

(c)

On April 16, 2024, the Reporting Person transferred 443,322 shares of Common Stock to his ex-spouse as part of a domestic relations order in connection with a divorce settlement. Except as described in the previous sentence, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)

In connection with the transfer of shares described under Item 5(c), as of April 16, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2024

/s/ Chris Tahjiun Sharng
Chris Tahjiun Sharng